October 5, 2022

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E. Washington, D.C. 20549
Attn: Erin Donahue

Re:	Integrated Media Technology Ltd

Request for Withdrawal of Registration Statement on Form F-1

Initially filed October 14, 2021

File No. 333-260229

Dear Ms. Donahue:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Integrated Media Technology Ltd (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form F-1 (File No. 333-260229), initially filed with the Commission on October 14, 2021, as thereafter amended, together with all exhibits thereto (collectively, the “Registration Statement”).

At this time, the Registrant has determined not to proceed with its proposed public offering and believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477 under the Securities Act.

The Registration Statement was never declared effective. The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Integrated Media Technology Ltd, Level 7, 420 King William Street, Adelaide SA 5000, Australia.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact Andrew Reilly, U.S. counsel of the Registrant, at andrew.reilly@rimonlaw.com.

Sincerely,

Integrated Media Technology Limited

By:	/s/ Xiaodong Zhang
Xiaodong Zhang
Executive Director and Chief Executive Officer

Level 7, 420 King William Street, Adelaide SA 5000

T: +61 8 8233 0881 www.imtechltd.com     A.B.N. 98 132 653 948 NASDAQ: IMTE